July 25, 2012 LIBERTY ALL-STAR® GROWTH FUND, INC. ANNOUNCES EXPIRATION AND PRELIMINARY RESULTS OF TENDER OFFER
For Information Contact: Liberty All-Star Growth Fund, Inc. 1-800-241-1850 www.all-starfunds.com	For Immediate Release
BOSTON, July 25, 2012 — Liberty All-Star® Growth Fund, Inc. (NYSE: ASG) (the “Fund”) announced the preliminary results of its tender offer (the “Offer”) to purchase up to 25% of its outstanding shares of common stock.  The Offer, which expired at midnight New York time on July 24, 2012, was oversubscribed. Because the number of shares tendered exceeded the number of shares the Fund offered to purchase, the Fund will purchase shares on a pro-rata basis in accordance with the number of shares properly tendered and not withdrawn by each stockholder and the terms of the Offer to Purchase, with appropriate adjustment to avoid purchase of fractional shares.

Based on preliminary information provided by Computershare Trust Company, the depositary for the Offer, approximately 9,479,379 shares, or approximately 31.5% of the Fund’s outstanding shares were tendered through the expiration date of the Offer.  This number is subject to adjustment and should not be regarded as final.  The Fund will announce the final results of the Offer at a later date.

ALPS Advisors, Inc. is the investment advisor of the Fund, a multi-managed, closed-end investment company with more than $125 million in net assets as of July 24, 2012. The Fund’s shares are listed on the New York Stock Exchange under the symbol ASG.  Liberty All-Star® Growth Fund, Inc. is a closed-end fund and does not continuously offer shares. The Fund trades in the secondary market, investors wishing to buy or sell shares need to place orders through an intermediary or broker. The share price of a closed-end fund is based on the market’s value.

This press release contains forward-looking statements.  These statements are based on the current expectations and beliefs of the Fund’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this document include references to completion of the Offer and the payment for shares related thereto.  These statements, including their underlying assumptions, are subject to risks and uncertainties and are not guarantees of future performance.  Results may differ due to various factors such as the possibility that shareholders may not tender their shares in the Offer, or other conditions to completion of the Offer are not satisfied.  For further details of these risks, you should read the filings with the Securities and Exchange Commission related to the Offer, including the Schedule TO that has been filed and the documents referred to therein.  Except as required by law, the Fund is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

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LAS000478 7/31/2013